Exhibit 99.2

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD
SUITE 800EAST
DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

Each file contained herein is intended to be a manifestation of certain data in the subject report and as such is subject to the definitions, qualifications, explanations, conclusions, and other conditions thereof. The information and data contained in each file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

January 25, 2011

YPF S. A.
Macacha Güemes 515
Ciudad Autonóma de Buenos Aires
Argentina

Gentlemen:

Pursuant to your request, we have conducted a reserves audit of the net proved crude oil, condensate, and natural gas reserves, as of September 30, 2010, of certain properties owned by YPF S. A. (YPF) located in Argentina. This evaluation was completed on January 25, 2011. Reserves for these properties are termed Package 1. YPF has represented that these properties account for 32 percent on a net equivalent barrel basis of YPF’s net proved reserves as of September 30, 2010, that the proved undeveloped reserves estimated in this report constitute approximately 37 percent of all YPF’s proved undeveloped reserves, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4-10(a) (l)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by YPF that it represents to be YPF’s estimates of the net reserves, as of September 30, 2010, for the same properties as those which we evaluated.

Reserves included herein are expressed as net reserves as represented by YPF. Gross reserves are defined as the total estimated petroleum to be produced from these properties after September 30, 2010. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by YPF after deducting all interests owned by others.

Estimates of oil, condensate, and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

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Data used in this audit were obtained from reviews with YPF personnel, YPF files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by YPF with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history, and were methods that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definitions and guidelines.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis

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of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Definition of Reserves

Petroleum reserves estimated by YPF and by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by YPF and by us in this report are in accordance with the reserves definitions of Rules 4-10(a) (l)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered

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by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a)

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Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil, Condensate, and NGL Prices

Based on information provided by YPF, the government-regulated price of oil and condensate was U.S.$52.71 per barrel for the Medanito area and U.S.$47.33 per barrel for the Escalante area. According to information provided by YPF, the government-regulated oil prices will expire at year-end 2011. YPF has represented that, after such time, the oil and condensate prices provided by YPF were based on a 12-month average West Texas Intermediate price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. YPF supplied differentials by field to a West Texas Intermediate reference price of U.S.$79.40 per barrel and the prices were held constant thereafter. The volume-weighted average price was U.S.$70.00 per barrel.

YPF has represented that NGL prices of U.S.$18.43 per barrel for the Loma La Lata area and U.S.$23.79 per barrel for the Barrancas area. YPF has represented that these prices were calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The volume-weighted average price was U.S.$18.46 per barrel.

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Natural Gas Prices

YPF has represented that the natural gas prices were U.S.$2.29 per thousand cubic feet (Mcf) for Aguada Toledo-Sierra Barrosa Area, U.S.$2.50 per thousand cubic feet (Mcf) for Loma La Lata Area, and U.S.$3.57 per Mcf for Barrancas Area and were held constant thereafter. YPF has represented that these prices were calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The volume-weighted average price was U.S.$2.49 per Mcf.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by YPF, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the September 30, 2010, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

YPF has represented that estimated net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC. YPF represents that its estimates of the net proved reserves attributable to these properties which represent 32 percent of YPF’s reserves on a net equivalent basis are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

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	Estimated by YPF Net Proved Reserves as of September 30, 2010

Argentina Area	Total Liquids (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe)

Proved Developed
Barrancas	11,714	558	11,807
Cerro Fortunoso	7,831	0	7,831
El Manzano	91	0	91
Barranca de los Loros	180	80	194
Las Manadas	321	0	321
Cerro Liupuca	26	0	26
Cerro Negro	184	0	184
Aguada Toledo-Sierra Barrosa	5,171	97,304	21,388
Loma La Lata	47,644	845,732	188,599

Total Proved Developed	73,162	943,674	230,441
Proved Undeveloped
Barrancas	642	16	644
Cerro Fortunoso	323	0	323
El Manzano	0	0	0
Barranca de los Loros	0	0	0
Las Manadas	582	0	582
Cerro Liupuca	0	0	0
Cerro Negro	0	0	0
Aguada Toledo-Sierra Barrosa	3,089	11,110	4,941
Loma La Lata	17,130	354,603	76,231

Total Proved Undeveloped	21,766	365,729	82,721
Total Proved
Barrancas	12,355	574	12,451
Cerro Fortunoso	8,154	0	8,154
El Manzano	91	0	91
Barranca de los Loros	180	80	194
Las Manadas	903	0	903
Cerro Liupuca	26	0	26
Cerro Negro	184	0	184
Aguada Toledo-Sierra Barrosa	8,260	108,414	26,329
Loma La Lata	64,775	1,200,335	264,830

Total Proved	94,928	1,309,402	313,162

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Our estimates of YPF’s net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as

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follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of September 30, 2010

Argentina Area	Total Liquids (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe)

Proved Developed
Barrancas	10,966	548	11,057
Cerro Fortunoso	7,994	0	7,994
El Manzano	89	0	89
Barranca de los Loros	167	23	171
Las Manadas	314	0	314
Cerro Liupuca	27	0	27
Cerro Negro	175	0	175
Aguada Toledo-Sierra Barrosa	4,922	100,147	21,613
Loma La Lata	49,897	872,248	195,272

Total Proved Developed	74,551	972,966	236,712
Proved Undeveloped
Barrancas	661	16	664
Cerro Fortunoso	331	0	331
El Manzano	0	0	0
Barranca de los Loros	0	0	0
Las Manadas	574	0	574
Cerro Liupuca	0	0	0
Cerro Negro	0	0	0
Aguada Toledo-Sierra Barrosa	3,088	11,110	4,940
Loma La Lata	16,963	351,779	75,593

Total Proved Undeveloped	21,617	362,904	82,101
Total Proved
Barrancas	11,627	564	11,721
Cerro Fortunoso	8,325	0	8,325
El Manzano	89	0	89
Barranca de los Loros	167	23	171
Las Manadas	888	0	888
Cerro Liupuca	27	0	27
Cerro Negro	175	0	175
Aguada Toledo-Sierra Barrosa	8,010	111,256	26,553
Loma La Lata	66,860	1,224,026	270,864

Total Proved	96,168	1,335,870	318,813

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

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In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

In comparing the detailed net proved reserves estimates prepared by us and by YPF, we have found differences, both positive and negative, resulting in an aggregate difference of 1.8 percent when compared on the basis of net equivalent barrels. It is our opinion that the net proved reserves estimates prepared by YPF on the properties reviewed by us and referred to above, when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by us.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in YPF. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of YPF. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716
/s/ R. M. Shuck
R. M. Shuck, P.E. Senior Vice President DeGolyer and MacNaughton

DEGOLYER AND MACNAUGHTON

CERTIFICATE of QUALIFICATION

I, R. M. Shuck, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to YPF dated January 31, 2010, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.	That I attended University of Houston, and that I graduated with a Bachelor of Science degree in Chemical Engineering in the year 1977; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 32 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ R. M. Shuck
R. M. Shuck, P.E. Senior Vice President DeGolyer and MacNaughton